SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 18, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated December 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

 James Sinclair

Date:   December 18, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – December 17, 2007

Tanzanian Royalty Announces Results from Drill Program

Conducted on Behalf of Sloane Developments

Tanzanian Royalty is pleased to announce that it has received all assay results from a Phase 1 drill program conducted on behalf of Sloane Developments on the Company’s Itetemia Gold Project in Tanzania.

According to Tanzanian Royalty Chairman and CEO Jim Sinclair, “We are delighted to have Sloane as a royalty partner and are even more pleased with the aggressive approach it’s taken to exploiting the potential at Itetemia.”

“Without a doubt, Sloane’s drill program has greatly enhanced the economic potential at Itetemia and we see a bright future for this project and for all the others that we are developing under a royalty strategy that is truly unique in the minerals industry,” Sinclair said.

The Itetemia Project is located in the western part of the Lake Victoria Goldfields approximately five kilometres east of Barrick’s Bulyanhulu Mine, an 18 million ounce gold deposit. Consequently both power and water supplies are located within two kilometres of the Itetemia project area.

In the first phase drill program, 10 Reverse Circulation (RC) holes were completed aggregating 1,489 metres along with eight diamond holes totaling 2,286.5 metres.

The drill program targeted the shallowest part of the previously established Golden Horseshoe reef with a view to developing an open pit resource with a notional floor level of 200 metres below surface.

In order to support the preparation of a resource estimate, drill holes were sited to provide data at grid points at or below 50 x 50 metres spacing. A number of deeper holes were also sited to test the extent of the mineralized body at depth and along strike.

The drill program indicated that the near surface mineralized zones are very consistent and they exhibit good open pit potential. Before funding a second phase drill program next summer, Sloane has informed Tanzanian Royalty that it intends to complete a 43-101 compliant resource estimate to facilitate planning for the Phase 2 drill program.

The following results represent the highlights of the recent drill program on the Itetemia Gold Project:

RC Drilling Highlights:

Hole No	From (m)	To (m)	*Intercept (m)	Gold g/t	Including	Comments
GHRC-001	97	102	5	1.69		SE shoot margin
GHRC-002	106	127	21	1.79	9m @ 3.04	In shoot
GHRC-003	133	158	25	2.04	13m @ 2.99	In shoot
GHRC-004	92	107	15	4.33	8m @ 7.58	In shoot
GHRC-005	104	136	32	2.83	20m @ 3.88	In shoot
GHRC-006	127	140	13	7.68	4m @14.67	In shoot
GHRC-007	76	100	24	0.90	7m @ 1.49	NW shoot margin
GHRC-009	65	85	20	0.50		NW shoot margin

Diamond Drilling highlights:

Hole No	From (m)	To (m)	*Intercept (m)	Gold g/t	Including	Comments
GHDD-033	149.55	170.13	20.58	3.00	2m @9.83	In shoot
GHDD-034	331.26	349.24	17.98	2.56	1m @14.60	In shoot
GHDD-035	211.13	229.50	18.37	0.90	2.17m @2.60	NW shoot margin
GHDD-036	274.88	286.26	11.38	0.60	4.66m @1.13	NW shoot margin
GHDD-037	189.50	216.97	27.46	2.20	1.00m @20.30	In shoot
GHDD-038	235.83	260.30	24.47	1.78	5.02m @4.08	In shoot
GHDD-039	229.67	259.60	29.93	2.01		In shoot
GHDD-040	233.00	253.60	20.60	1.93	11m @2.79	In shoot

*True thicknesses for these intersections are approximately 50 percent of down hole thicknesses.

Sloane’s Royalty Agreement with Tanzanian Royalty calls for a work commitment of $US1 million within a two-year period of which $400,000 is expendable in the first year of the agreement and the remaining amount in the second year. Further provisions call for the completion of a bankable feasibility study and the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary. Sloane has the right to earn 100% of Tanzanian Royalty’s 90% interest in the Itetemia Project in exchange for meeting its obligations which also include the payment of annual option fees and a sliding scale royalty at commercial production.

Service Agreement

Tanzanian Royalty conducted all field operations for the Itetemia drill program under a service agreement with Sloane Developments. Drilling was supervised by John Deane, Tanzanian Royalty’s Qualified Person.

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratories in Mwanza, Tanzania. Standards were inserted in the sample stream sent to Humac, and subsequent analysis shows that all the standards fall within analytically acceptable limits. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Sloane is a private minerals exploration company working in Tanzania since 2005. The company is pursuing a listing on AIM of the London Stock Exchange in 2008.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.